Exhibit 99.1

October 5, 2009

Dear Eligible Employee:

This letter is to notify you that you will be receiving an e-mail from MF Global Option Exchange Services on or about October 7, 2009 regarding MF Global’s one-time, voluntary Share Option Exchange Program. This e-mail will contain pertinent information regarding the exchange program, including relevant dates, log-in information to the Share Option Exchange Program election site and your individual PIN.

If you do not receive this e-mail from MF Global Option Exchange Services by October 15, 2009 please contact Jean Crawford using the information below.

Jean Crawford, Sr. Comp & Benefits Analyst

Phone: (212) 589-6208

Email: jcrawford@mfglobal.com

Regards,
MF Global Ltd.

/S/ THOMAS CONNOLLY
Thomas Connolly
Head of Human Resources

The Share Option Exchange Program has not commenced and this letter does not constitute an offer to holders of eligible options to exchange such options. MF Global will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (“SEC”) upon the commencement of an exchange offer under the Share Option Exchange Program. Persons who are eligible to participate in the Share Option Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Share Option Exchange Program.

MF Global shareholders and option holders will be able to obtain the written materials described above and other documents filed by MF Global with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and option holders may obtain free copies of the documents filed by MF Global with the SEC by directing a written request to: MF Global Ltd., 717 Fifth Avenue, New York, New York 10022, Attention: Investor Relations.